UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-224754

Stevens Holding Company, Inc.

(Exact name of registrant as specified in its charter)

c/o Altra Industrial Motion Corp.

300 Granite Street, Suite 201

Braintree, MA 02184

(781) 917-0600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Effective as of October 1, 2018, McHale Acquisition Corp., a wholly owned subsidiary of Altra Industrial Motion Corp., merged with and into Stevens Holding Company, Inc. (such transaction, the “Merger”), with Stevens Holding Company, Inc. surviving the Merger as a wholly owned subsidiary of Altra Industrial Motion Corp.

Pursuant to the requirements of the Securities Exchange Act of 1934, Stevens Holding Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STEVENS HOLDING COMPANY, INC.

By:	/s/ Carl R. Christenson
Name: Title:	Carl R. Christenson Director

Date: October 15, 2018